

April 1, 2011

Dr. Ely Steinberg
Chief Executive Officer
Conex MD, Inc.
33 Herzel St.
Ra'anana, Israel 43353

> **Re:** **Conex MD, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 24, 2011**
> **File No. 333-171892**

Dear Mr. Steinberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one from our letter dated February 23, 2011. It appears that the offering by the selling stockholders is an indirect primary offering by the company in light of the fact that selling stockholders paid a nominal price for the securities and the offering price is only slightly higher, the registration statement registers for resale all of shares held by the selling stockholders, the shares registered for resale represent all of the outstanding shares held by non-affiliates and although the private placements for the shares covered by the registration statement closed over a year ago the company has not utilized the funds raised to execute on its business plan. If you intend to continue this offering in the present form, please fix the offering price for the duration of the offering and identify the selling stockholders as underwriters. Otherwise, reduce the offering size to be more consistent with a secondary offering

2. Please file an updated consent from your Independent Registered Public Accounting Firm with your next amendment.

3. We reissue comments 19 and 20 from our letter dated February 23, 2010.

Prospective Cover page

4. We note your response to comment four from our letter dated February 23, 2011. We also note your disclosure that the selling stockholders will offer the shares at a fixed price of $0.03 per share until a market develops. Please revise your disclosure to provide the anticipated net proceeds to the selling stockholders based on this fixed price.

Compliance with Government Regulation, page 20

5. We note your response comment 14 from our letter dated February 23, 2011. Please provide examples of specific regulations that will affect your business in the jurisdictions where you intend to market your services. If you have not yet identified specific markets, please provide some illustrative examples of regulations that could apply to your business in different jurisdictions.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 22.

Liquidity and Capital Resources, page 22

6. We note your response to comment 13 of our letter dated February 23, 2011. In your revised disclosure, you discuss spending $2,000 on "marketing materials and identifying marketing channels." Please disclose how you intend to spend the balance of your $13,000 marketing budget over the next twelve months.

7. We note your response to comment 16 of our letter dated February 23, 2011. Please expand your disclosure to describe the amount of revenue you estimate generating in 2011 and the assumptions underlying your estimates.

Results of Operations for Year-ended December 31, 2010, page 24

8. We note your response to comment 17 of our letter dated February 23, 2011. Please provide specific disclosure regarding the types and kind of services you received in 2010 for $9,496.

Executive Compensation, page 27
Director Compensation, page 27

9. We note your disclosure that Doctors Steinberg and Bar-Ilan received bonuses of $4,640 each in 2010. Please revise your MD&A to include specific disclosure regarding these payments in the appropriate line item.

      You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Paul Fischer, Attorney Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

      Sincerely,

      /s/ Paul Fischer for
      Larry Spirgel
      Assistant Director

Fax: Thomas Puzzo, Esq
     (206) 260-0111